Exhibit 99.3

Alberta Securities Commission	23 August 2011
British Columbia Securities Commission
Saskatchewan Financial Services Commission-Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Harvest Operations Corp. - change of auditor notice dated 11 August 2011

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: The Board of Directors, Harvest Operations Corp.